17 N. Second Street, 16th Floor
Harrisburg, PA 17101
(717) 234-1090
www.stevenslee.com

T:  (717) 255-7378
F:  (610) 371-7978
dean.dusinberre@stevenslee.com

February 18, 2025

Via EDGAR

Aisha Adegbuyi

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Mifflinburg Bancorp, Inc. Registration Statement on Form S-4
Filed January 10, 2025 – File No. 333-284191

Dear Ms. Adegbuyi:

This letter is submitted on behalf of Mifflinburg Bancorp, Inc. (“Mifflinburg”) in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 11, 2025 with respect to Mifflinburg’s Amendment No. 1 to Registration Statement on Form S-4 filed on February 10, 2025 (together with the registration statement filed on Form S-4 on January 10, 2025, the “Registration Statement”).

Concurrently with this response letter, Mifflinburg is filing Amendment No. 2 to the Registration Statement, which will include changes in response to the Staff’s comments. We have reproduced the Staff’s comments in italics below, followed by Mifflinburg’s response.

Amendment No. 1 to Registration Statement on Form S-4

Summary

Northumberland’s Reasons for the Merger; Recommendation of Northumberland’s Board of Directors, Page 14

1.         Reference is made to the second bullet point on page 15 where you state, “total one-time merger related expenses of $14.5 million to be recognized in the closing quarter (1st quarter 2025).” Please tell us, with a view toward disclosure, how this reconciles with disclosure of expenses in the third risk factor on page 46, as well as the information included in the pro forma financial statements and the related notes.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure in the second bullet point on page 15, revised the description in Note M to the pro forma financial statements on page 36, and revised the disclosure in the risk factor on page 46.

General

2.         We note that you filed a Form 8-K on February 5, 2025, to report your fourth quarter 2024 earnings. Please include a recent developments section to discuss such results. In addition, tell us whether Northumberland has released their fourth quarter results and if not, whether you expect any material changes in their results of operations.

Allentown    ●    Bergen County    ●    Bala Cynwyd    ●    Fort Lauderdale    ●    Harrisburg    ●    Lancaster   ●   New York
Philadelphia    ●     Princeton    ●    Reading    ●    Rochester    ●    Scranton    ●    Valley Forge    ●    Wilkes-Barre    ●    Wilmington

A PROFESSIONAL CORPORATION

February 18, 2025

RESPONSE: In response to the Staff’s comment, Mifflinburg has added a Recent Developments section beginning on page 93. Northumberland did not release fourth quarter results separately from the disclosure set forth in the Recent Developments section. As set forth in the Recent Developments section, “Northumberland does not expect any material changes since the quarter ended September 30, 2024 in the results of Northumberland’s operations.”

If you have any questions or would like additional information in connection with Mifflinburg’s responses to the Staff’s comments, please do not hesitate to contact me.

Very truly yours, STEVENS & LEE /s/ Dean H. Dusinberre

C:         Jeffrey J. Kapsar, President & CEO